January 6, 2026

Kevin Chin
Chief Executive Officer and Executive Chairman
VivoPower International PLC
Blackwell House
Guildhall Yard
London EC2V 5AE
United Kingdom

       Re: VivoPower International PLC
           Registration Statement on Form F-3
           Filed December 23, 2025
           File No. 333-292437
Dear Kevin Chin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Mark C. Lee, Esq.